
Mail Stop 3561

September 20, 2017

Mr. David G. Dehaemers, Jr.
President and Chief Executive Officer
Tallgrass Energy Partners, LP
4200 W. 115th Street, Suite 350
Leawood, Kansas 66211

> **Re:** **Tallgrass Energy Partners, LP**
> **Form 10-K For Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001-35917**
> **Tallgrass Energy GP, LP**
> **Form 10-K For Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001-37365**

Dear Mr. Dehaemers:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Tallgrass Energy Partners, LP

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements

Note 11. Long-term Debt, page 109

1. We note your disclosure that the Indenture for the $400 million aggregate principal amount of 5.50% senior unsecured notes due 2024 issued on September 1, 2016 and the additional $350 million aggregate principal amount of such senior notes issued on May 16, 2017 restricts your ability to pay distributions and restricts distributions, loans or

other asset transfers from your restricted subsidiaries. Please tell us how you considered whether the disclosure requirements of Rule 4-08(e) of Regulation S-X and Rule 5-04, Schedule I are applicable. Please also tell us how you considered these disclosure requirements for TEGP.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Elizabeth Sellars, Staff Accountant at (202) 551-3348 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Product